Cadwalader, Wickersham & Taft LLP 200 Liberty Street, New York, NY 10281 Tel +1 212 504 6000 Fax +1 212 504 6666 www.cadwalader.com

October 31, 2018

Lulu Cheng, Esq.
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	UBS Commercial Mortgage Securitization Corp. Registration Statement on Form SF-3 (Commission File No. 333-227784)

Dear Ms. Cheng:

Today, UBS Commercial Mortgage Securitization Corp. (the “Registrant”) filed with the Securities and Exchange Commission electronically via EDGAR a pre-effective amendment (the “Amendment No. 2”) to the above-referenced registration statement.

The purpose of the Amendment No. 2 is to file a form of Depositor Certification as Exhibit 36.1.

If you require any additional information, please feel free to call me at (212) 504-6820.

Very truly yours,

/s/ Frank Polverino

Frank Polverino

Frank Polverino Tel 212-504-6820   Fax 212-504-6666    frank.polverino@cwt.com